Contact

www.linkedin.com/in/masomers (LinkedIn)
internrocket.com (Other)

Top Skills

Entrepreneurship
Leadership
Business Planning

Michael Somers

COO at Beetexting
Bloomington

Experience

Beetexting

COO
January 2017 - Present (5 years 4 months)

A conversational texting app for sales and service teams to deliver world-class prospect and customer experiences. What would your business look like if your customers and prospects were texting with your team? Text us at (309) 605-0390 to set up a demo or visit Beetexting.com to learn more and start your 30-day free trial.

Mavidea Technology Group, LLC.

Co-owner, Board Member, Manager Digital Marketing & Software Services
July 2011 - Present (10 years 10 months)
Bloomington/Normal, Illinois Area

Solving complex technology problems for growing companies. Mavidea is a technology consultancy proving strategic solutions through web design and development, eCommerce, digital marketing, custom software development, and fully managed IT. www.mavidea.com

Technocentra

Co-owner, Board Member, COO
June 2016 - Present (5 years 11 months)
Hyderabad Area, India

Technocentra is a software consultancy with offices in Hyderabad, India, and Bloomington, IL, USA.

Maxlider Brothers Customs

Co-owner, Board Member
April 2013 - Present (9 years 1 month)

Erik and Kris Barnlund are American automotive designers best known for the Maxlider brand of internationally recognized classic Ford Bronco builds. Maxlider started as a premier builder for the iconic Ford Bronco and has added Modern Bronoco Upfitting to its offering. Stream Season 1 of The Road to SEMA for free now on MaxliderBros.com

internrocket

CEO

November 2012 - Present (9 years 6 months)

We are here because a new education economy is emerging. The 1900’s method of education is over, and those who are slow to adapt are only beginning to realize the pain. Families are spending a small fortune to educate their children and companies are spending a fortune to recruit them, yet education-related debt and employee disengagement both continue to rise.

Our mission is to make the education economy fruitful for our users by helping them return to the old paths of vocational discipleship. Our core business is helping young people connect with their life's calling earlier. We enable professionals and organizations to support young people in their pursuit of their life’s calling with a full software suite and niche recruiting services.

internrocket users are young people working to connect with their life’s calling and professionals who already have, helping them along their way. Organizations on our platform are primarily giving in to this cause. As they serve their communities and do the right thing in their industries, they emerge as leaders. As leaders in their industry they benifit from connecting with passionate people who have a higher calling that drives their career.

Slingshot CoWork

CEO

January 2015 - July 2018 (3 years 7 months)

108 E Beaufort St.

Slingshot CoWork was a coworking space located in uptown Normal and operated by the Bloomington Normal Angel Investor Network in partnership and with the support of State Farm, Microsoft, Illinois State University, the Town of Normal, Mirus Research, Bartell Powell, CIRBN, Emerging Business Services, Maxlider Brothers Customs, and Mavidea.

Bloomington Normal Angel Investor Network

CEO

January 2014 - July 2018 (4 years 7 months)

The Bloomington-Normal Angel Investor Network, Inc. creates opportunities for local capital formations.

George R. and Martha Means Center for Entrepreneurial Studies at Illinois State University

4 years 10 months

Assistant Director of Development
November 2012 - September 2016 (3 years 11 months)

Vice President at MBA Association
December 2011 - December 2012 (1 year 1 month)

I'm working on helping our association build more relationships with local business related organizations. If you represent a local business related organization and are interested in getting involved with the MBA program please contact me.

George R. and Martha Means Center for Entrepreneurial Studies
Assistant to the Director
June 2011 - November 2012 (1 year 6 months)

The Means Center is a newly endowed center within the Management and Quantitative Methods Department of the College of Business at Illinois State University. I work with the Director. I look after ISU's annual business plan competition. I also assist the Director in guiding our student team - client engagements.

Center for Emerging Entrepreneurs
Assistant to the Managing Director
August 2011 - September 2012 (1 year 2 months)

The Center for Emerging Entrepreneurs is an incubator and business accelerator. I work with the Managing Director. I accompany the Director in meetings with clients, provide market research and due diligence, review financial statements and business plans, and perform many services related to the development of our clients ventures.

AuraLinks
Owner
January 2010 - August 2012 (2 years 8 months)

AuraLinks, Inc. was acquired by Mavidea Technology Group, LLC on August 1, 2012.

AuraLinks provides web solutions exclusively to small businesses and is recognized for providing a quality guided service, operating with an emphasis on professionalism and ethics, and successfully delivering the quality and customer service that will result in the completion of our main goal: to gain the personal recommendation of every client.

Illinois State University
Undergraduate Teaching Assistant (UTA)
January 2010 - May 2010 (5 months)

Helped 139 students study for exams

Organized 139 students’ grades

Illinois Roofing Corporation
8 years

Assistant Project Manager
2004 - 2006 (2 years)

18 years old; Family owned commercial roofing corporation located in the greater Chicago land area. Assisted the President (my father) in meeting with suppliers, customers, and prospective customers. Assessed client needs; collected specification data; produced proposal. Created proposal materials using CAD graphic design software. Company was sold.

Commercial Sales
2002 - 2004 (2 years)

16 years old; worked under the direction of my father (President); Investigated warm and cold leads to cultivate corporate commercial sales using phone and person-to-person selling techniques to offer Preventive Maintenance Program opportunities, commercial re-roofs, and repairs.

Commercial Roofer
2000 - 2002 (2 years)

14 years old; Worked under the direction of a crew Foreman; Performed all aspects of roofing procedures with attention to detail and perfection to ensure 100% leak-free results. Responsible for customer emergency repair calls; evaluations of overall health of roofs, metal work, and heat welding

Assistant Mechanic
1999 - 2000 (1 year)

13 years old; worked under the direction of the Shop Manager; Responsible for small and large engine maintenance; assessed useful life of machinery; kept maintenance logs. Assisted in hiring processes; administered training and evaluations of applicants; approved applicants for hire.

Administrative Assistant
1998 - 1999 (1 year)

12 years old; worked under the direction of the Office Manager; Drafted and organized daily voice mail messages for president’s secretary; answered

phones and directed messages and calls. Used ACT database program to track customer data; prepared customer invoices and OSHA field safety waivers.

Education

Illinois State University

College of Business, Entrepreneurship, Small Business Management, Economics · (2009 - 2011)

Lindenwood University

Business Administration · (2007 - 2007)